

May 2, 2025

Curtis Allen
Chief Financial Officer
Phoenix Energy One, LLC
18575 Jamboree Road, Suite 830
Irvine, California 92612

> **Re: Phoenix Energy One, LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 25, 2025**
> **File No. 333-282862**

Dear Curtis Allen:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 21, 2025 letter.

Amendment No. 3 to Form S-1

Mandatory Redemption, page 11

1. We note your response to prior comment 4. However, your disclosure remains unclear as to what your reference to "applicable subordination provisions" means. In addition, please reconcile your statement in the first sentence of the second paragraph that redemption requests "will" be processed in the order they are received with your revised disclosure in the next sentence that you "intend" to process redemption requests in the order received and "do not intend" to prioritize requests.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 54

2.   We note discussion elsewhere in your filing regarding tariffs. If it is reasonably
        possible that changes in tariffs could have a material impact on your liquidity, capital
        resources or results of operations in future periods, revise your disclosure to clarify
        this and to describe the impacts.

Commodity Prices, page 57

3.   We note recent decreases in index prices for WTI and Henry Hub. If current prices
        are below the price assumptions underlying your development plans and related cash
        flow projections, expand your disclosure to clarify this and to describe the reasonably
        possible impact on your liquidity, capital resources, results of operations and reported
        reserve volumes in the event that prices do not increase above current levels.

Elements of Our Executive Compensation Program, page 111

4.   We note your response to prior comment 10. Specifically, we note revisions to
        provide additional information related to the compensation arrangements for Mr.
        Ferrari, Mr. Allen, and Ms. Wilson. Please further revise as follows:

        •   Please clarify, if true, that the twice monthly amounts payable to Mr. Ferrari, Mr.
            Allen, and Ms. Wilson in 2024 were calculated based on the assumption that the
            company would meet the revenue target set by LJC. Also, please state, if true, that
            Mr. Ferrari, Mr. Allen, and Ms. Wilson received the full variable compensation
            amounts (i.e., $3,1350,000, $1,567,500, and $399,000, respectively), even though
            Phoenix did not meet its gross revenue target of $285 million upon which variable
            compensation was contingent under the 2024 employee agreements. In this
            regard, since you did not meet the applicable revenue target, please reconcile your
            disclosure under Base Compensation on page 111 that the employees were
            entitled to these payments.

        •   You describe the $3,000,000 payment to Adam Ferrari in January 2025 as an
            advance which will, in turn, reduce the amount of subsequent payments due from
            Phoenix to LJC. Please confirm, if true, that the advance was paid in January.
            Also, given that your twice monthly payments to Mr. Ferrari, Mr. Allen, and Ms.
            Wilson in 2024 appear to have been advances on 2024 compensation, and given
            that you will continue to make twice monthly advances to Mr. Allen and Ms.
            Wilson in 2025, please explain your rationale for modifying Mr. Ferrari's
            compensation arrangement in 2025 to provide for a large lump sum advance to
            him in January, rather than continuing to make pro rata incremental payments
            throughout the course of the year.

        •   Please disclose your process for recovering payments in the event your
            performance falls short of the revenue target, including whether any compensation
            amounts are placed in escrow prior to the true-up in December. Provide similar
            disclosure for your 2025 compensation plan.

- We note that you have revised to disclose a revenue target for 2024 of $285 million. However, the employee agreements with Mr. Ferrari, Mr. Allen, and Ms. Wilson appear to refer to multiple revenue targets. Please advise.

Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Chris Clark